Exhibit 99.1

N E W S      R E L E A S E

Siyata Mobile Announces New Partnership with JD Telecom

Vancouver, BC – June 5, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk (PTT) over Cellular (PoC) handsets and accessories, today announced its partnership with JD Telecom, a premier telecom solutions provider of commercial-grade vehicle solutions and a strategic distribution partner for T-Mobile, to expand distribution of its SD7 handsets, VK7 Vehicle Kits and related components.

Siyata CEO, Marc Seelenfreund, commented, “JD Telecom is a trusted name in cellular vehicle solutions We are pleased to partner with them and grow demand for our PoC devices. Together, we will work to attract new customers and increase unit sales.”

Jack Day, of JD Telecom commented, “Our products are installed through our strategic partners with some of the biggest names in commercial transportation, waste, ready mix, education, public transit, field services and construction. We chose to add Siyata’s SD7 Handset and VK7 Vehicle Kit to our catalog because they are high-performing, simple to use and are highly complementary to our vehicle solutions. We will continue to work together with Siyata to pursue cross-selling opportunities and leverage the strengths of our respective products.”

About JD Telecom

JD Telecom keeps you on the road and connected by offering unparalleled build quality and first-class customer support. With over 40+ years of experience in the wireless and telematics industry, JD Telecom remains on the forefront of vehicle solutions – and continues to innovate for the next generation of drivers.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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